September 3, 2010

Mr. H. Christopher Owings, Assistant Director Securities and Exchange Commission Division of Corporation Finance 100 F Street NE Washington, D.C. 20549 Mail Stop 3561

Re:	Hollywood Media Corp. Preliminary Proxy Statement on Schedule 14A Filed April 29, 2010 SEC File No. 001-14332

Dear Mr. Owings:

On behalf of Hollywood Media Corp. (the “Company”), Foley & Lardner LLP is separately transmitting Amendment No. 2 to the Company’s preliminary proxy statement on Schedule 14A (“Amendment No. 2”), which amends the original preliminary proxy statement on Schedule 14A that was filed with the Securities and Exchange Commission by the Company on January 29, 2010 (the “Original Preliminary Proxy Statement”) and Amendment No. 1 to the Original Preliminary Proxy Statement that was filed with the Securities and Exchange Commission by the Company on April 29, 2010 (“Amendment No. 1”).

In response to the to the Staff’s letter of May 14, 2010 containing the Staff’s comments regarding Amendment No. 1, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Mitchell Rubenstein

Mitchell Rubenstein
Chairman and Chief Executive Officer

2255 Glades Road · Suite 221A · Boca Raton, Florida 33431-7383
Telephone (561) 998-8000 · Fax (561) 998-2974